Exhibit 99.1

GEROVA Announces New Headquarters Offices in Bermuda

Hamilton, Bermuda, May 20, 2010 – GEROVA Financial Group, Ltd. (“GEROVA”) (NYSE Amex: GFC), an international reinsurance company, announced today it has established new headquarters for its insurance operations in Hamilton, Bermuda.  The new offices are the global headquarters for GEROVA Holdings, Ltd., and for its insurance subsidiaries.  The offices are located in Cumberland House, in the central business district of Hamilton.

“We are excited to establish our base in Bermuda,” said Lou Hensley, CEO of GEROVA Holdings, Ltd. “We believe that Bermuda is an attractive location for conducting our insurance operations due to Bermuda’s strong locally based insurance and reinsurance infrastructure, deep pool of local insurance talent, excellent availability of cost effective third-party services providers, political and economic stability, and easy access from major East coast U.S. cities.”

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd. is an international reinsurance company, with operating insurance subsidiaries in Bermuda, Barbados, and Ireland. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. GEROVA believes it has opportunities to deploy shareholder capital to acquire high quality assets at less than market value and opportunities to gather additional assets by providing reinsurance capacity to primary insurers that are under writing capacity pressure.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company’s business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company’s assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s businesses; (iii) success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of the Company’s public securities; (iv) the Company’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company’s filings with the SEC. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:

Investor Contact: Peter Poulos Senior Vice President Hill & Knowlton New York p: +1 (212) 885 0588 peter.poulos@hillandknowlton.com	Media Contact: Elizabeth Cheek Account Supervisor Hill & Knowlton New York p: +1 (212) 885 0682 elizabeth.cheek@hillandknowlton.com